UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
El Paso Pipeline Partners, L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
2837021086

(CUSIP Number)
Robert W. Baker
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	2837021086	Page	2	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		28,437,786 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

28,437,786 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

28,437,786 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 49.7%

14	TYPE OF REPORTING PERSON

HC; CO
* El Paso Corporation may also be deemed to beneficially own 27,727,411 subordinated units representing limited partner interests in El Paso Pipeline Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., which is incorporated herein by reference.

CUSIP No.	2837021086	Page	3	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline Holding Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		28,437,786 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

28,437,786 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

28,437,786 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 49.7%

14	TYPE OF REPORTING PERSON

HC; OO - limited liability company
* El Paso Pipeline Holding Company, L.L.C. may also be deemed to beneficially own 27,727,411 subordinated units representing limited partner interests in El Paso Pipeline Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., which is incorporated herein by reference.

CUSIP No.	2837021086	Page	4	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline GP Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	HC; OO - limited liability company
* El Paso Pipeline GP Company, L.L.C., the sole general partner of El Paso Pipeline Partners, L.P., owns 1,732,963 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in El Paso Pipeline Partners, L.P.

CUSIP No.	2837021086	Page	5	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline LP Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		28,437,786 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

28,437,786 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

28,437,786 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 49.7%

14	TYPE OF REPORTING PERSON

HC; OO - limited liability company
* El Paso Pipeline LP Holdings, L.L.C. also owns 27,727,411 subordinated units representing limited partner interests in El Paso Pipeline Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., which is incorporated herein by reference.

Item 1. Security and Issuer
          This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of El Paso Pipeline Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at the El Paso Building, 1001 Louisiana Street, Houston, Texas 77002.
Item 2. Identity and Background
          (a) This Schedule 13D is filed by (i) El Paso Corporation, a Delaware corporation (“El Paso”), (ii) El Paso Pipeline Holding Company, L.L.C., a Delaware limited liability company (“Holdco”) (iii) El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company (the “General Partner”) and (iv) El Paso Pipeline LP Holdings, L.L.C., a Delaware limited liability company (“Holdings” and, together with El Paso, Holdco and the General Partner, collectively, the “Reporting Persons”).
          El Paso owns directly or indirectly 100% of each of Holdco, El Paso Pipeline Corporation, a Delaware corporation, the General Partner and Holdings. El Paso Pipeline Corporation owns 1% of the outstanding member interests in Holdco. Holdco is the sole member of each of the General Partner and Holdings. Holdings is a limited partner of the Issuer with a 49.7% limited partner interest. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
          (b) The business address of each of the Reporting Persons is El Paso Building, 1001 Louisiana Street, Houston, Texas 77002.
          (c) The principal business of El Paso is in the regulated natural gas transmission and exploration and production sectors of the energy industry. The principal business of Holdco is to hold member interests in each of the General Partner and Holdings. The principal business of Holdings is to hold common and subordinated units in the Issuer. The principal business of the General Partner is to hold the general partner units and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.
          (d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Not applicable.
          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of El Paso, Holdco, the General Partner and Holdings has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          The Issuer was formed on August 1, 2007 as a Delaware limited partnership to indirectly own and operate natural gas transportation pipelines, storage and other midstream assets. Upon the formation of the Issuer, Holdings and the General Partner contributed $980 and $20, respectively, to the Issuer.
          At the closing of the Issuer’s initial public offering (the “Offering”) of 28,750,000 common units representing limited partner interests in the Issuer, the following transactions, among others, occurred pursuant to a Contribution, Conveyance and Assumption Agreement dated November 21, 2007, among the Issuer, the General Partner, Holdings, El Paso Pipeline Partners Operating Company, L.L.C., WIC Holdings Company, L.L.C. (“WIC Holdings”), El Paso Wyoming Gas Supply Company, L.L.C., EPPP SNG GP Holdings, L.L.C., EPPP CIG GP Holdings, L.L.C. and El Paso:
•	El Paso or its subsidiaries contributed 100% of the interests in Wyoming Interstate Company, Ltd. (“WIC”) and 10% of the interest in each of Colorado Interstate Gas Company (“CIG”) and Southern Natural Gas Company (“SNG”) to the Issuer or its subsidiaries;
•	the Issuer issued 32,187,786 common units and 27,727,411 subordinated units, representing an aggregate 69.1% limited partner interest in the Issuer, to Holdings in exchange for the contributed interests. The Issuer repurchased 3,750,000 common units from Holdings as described in the fourth bullet below. Following the repurchase of such units, Holdings owned 28,437,786 common units and 27,727,411 subordinated units, representing an aggregate 66.1% limited partner interest in the Issuer;
•	the Issuer issued to the General Partner, a 2% general partner interest in the Issuer and all of the Issuer’s incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the Issuer distributes in excess of $0.33063 per unit per quarter; and
•	the Issuer’s repurchase of 3,750,000 common units issued to Holdings in exchange for the net proceeds before expenses received by the Issuer from the issuance of 3,750,000 common units pursuant to the underwriters’ option to purchase additional units (the “Option”).
          Except as otherwise indicated, the common unit numbers reflected throughout this Schedule 13D reflect the number of Common Units owned by the Reporting Persons after the underwriters’ exercise of the Option and the related repurchase by the Issuer of 3,750,000 common units issued to Holdings and then issuance to the underwriters noted in the prior paragraph.
          Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into common units on a one-for-one basis.
Item 4. Purpose of Transaction
          The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
          The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
          (a) The subordinated units owned of record by Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Issuer may grant unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards to employees, consultants, officers and directors of the General Partner and its affiliates who provide services to the Issuer, pursuant to the El Paso Pipeline GP Company, L.L.C. Long-Term Incentive Plan (the “Plan”) adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.
          (b) None.
          (c) None.

          (d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by El Paso. Some of El Paso’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its ownership in the General Partner, El Paso has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.
          (e) Certain Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.
          (f)  None.
          (g) None.
          (h) None.
          (i)  None.
          (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
          (a) (1) El Paso, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 28,437,786 common units held of record by Holdings, which based on there being 57,187,786 common units outstanding as of November 21, 2007, represents approximately 49.7% of the outstanding common units. El Paso, as the indirect 100% owner of Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 27,727,411 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of November 21, 2007. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. El Paso, as the indirect 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 1,732,963 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
               (2) Holdco, as the 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 28,437,786 common units held of record by Holdings, which based on there being 57,187,786 common units outstanding as of November 21, 2007, represents approximately 49.7% of the outstanding common units. Holdco, as the 100% owner of Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 27,727,411 subordinated units held of record by Holdings, which represent all of the outstanding subordinated units as of November 21, 2007. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Holdco, as the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 1,732,963 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
               (3) The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 1,732,963 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
               (4) Holdings is the record and beneficial owner of 28,437,786 common units, which based on there being 57,187,786 common units outstanding as of November 21, 2007, represents approximately 49.7% of the outstanding common units. Holdings also is the record owner of 27,727,411 subordinated units, which represent all of the outstanding subordinated units as of November 21, 2007. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.
               (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
          (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
          (c) Except as described in Item 3 above, Schedule 1 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.
          (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Issuer’s Partnership Agreement
          The General Partner, as the sole general partner of the Issuer, and Holdings, as a limited partner of the Issuer, are party to the Partnership Agreement.
Cash Distributions
          The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.28750 per common unit per quarter ($1.15 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution,” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2007, based on the actual length of that period.

          The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:
          • first, 98% to the holders of common units, pro rata, and 2% to the General Partner, until each outstanding common unit has received a minimum quarterly distribution for that quarter;
          • second, 98% to the holders of common units, pro rata, and 2% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;
          • third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution for that quarter; and
          • thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.
          If cash distributions to the unitholders exceed $0.3450 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”
Conversion of Subordinated Units
          The subordination period generally will end if the Issuer has earned and paid at least $0.28750 per quarter on each outstanding limited partner unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2010. If the Issuer has earned and paid at least $0.43125 per quarter (150% of the minimum quarterly distribution) on each outstanding limited partner unit and general partner unit for each quarter in any four-quarter period ending on or after December 31, 2008, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. The subordination period will also terminate automatically if the General Partner is removed other than for cause and the units held by the General Partner and its affiliates are not voted in favor of removal.
          When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.
Issuance of Additional Units
          The Partnership Agreement authorizes the Issuer to issue an unlimited number of units for the consideration and on terms and conditions determined by the General Partner without unitholder approval.
Limited Voting Rights
          The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than general partner units. Upon consummation of the Offering, the General Partner and its affiliates will own an aggregate of approximately 66.1% of the common and subordinated units. This will give El Paso, as the indirect owner of 100% of the interests in the General Partner, the ability to prevent the General Partner’s involuntary removal.

Limited Call Right
          If at any time the General Partner and its affiliates own more than 75% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.
Registration Rights
          Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of El Paso Pipeline GP Company, L.L.C. as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees.
  The General Partner’s Limited Liability Company Agreement
          Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), Holdco has the right to elect the members of the board of directors of the General Partner.
          To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
          References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit A
First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 and incorporated herein in its entirety by reference).

Exhibit B
Amended and Restated Limited Liability Company Agreement of El Paso Pipeline GP Company, L.L.C. (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 and incorporated herein in its entirety by reference).

Exhibit C
Contribution, Conveyance and Assumption Agreement, dated November 21, 2007, among El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., El Paso Pipeline LP Holdings, L.L.C., WIC Holdings Company, L.L.C., El Paso Wyoming Gas Supply Company, L.L.C., EPPP SNG GP Holdings, L.L.C., EPPP CIG GP Holdings, L.L.C., El Paso Pipeline Holding Company, L.L.C., El Paso Pipeline Partners Operating Company, L.L.C. and El Paso Corporation (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).

Signatures
          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 3, 2007

El Paso Corporation

By: Name:	/s/ Robert W. Baker Robert W. Baker
Title:	Executive Vice President and General Counsel

El Paso Pipeline Holding Company, L.L.C.

By: Name:	/s/ Robert W. Baker Robert W. Baker
Title:	Executive Vice President and General Counsel

El Paso Pipeline GP Company, L.L.C.

By: Name:	/s/ Robert W. Baker Robert W. Baker
Title:	Executive Vice President and General Counsel

El Paso Pipeline LP Holdings, L.L.C.

By: Name:	/s/ Robert W. Baker Robert W. Baker
Title:	Executive Vice President and General Counsel

Schedule 1
Executive Officers of El Paso Corporation
Douglas L. Foshee
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Chief Executive Officer and Director
Citizenship: USA
Amount Beneficially Owned: 25,000 common units (less than 1%)+
D. Mark Leland
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 13,200 common units (less than 1%)+
Robert W. Baker
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President and General Counsel
Citizenship: USA
Amount Beneficially Owned: 5,000 common units (less than 1%)+
James C. Yardley
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of El Paso’s Pipeline Group
Citizenship: USA
Amount Beneficially Owned: 10,000 common units (less than 1%)+
Brent J. Smolik
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President of El Paso Exploration & Production Company
Citizenship: USA
Amount Beneficially Owned: 0
Board of Directors of El Paso Corporation
Juan Carlos Braniff
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Managing Partner Capital I Ltd. Partners
Citizenship: USA
Amount Beneficially Owned: 0
James L. Dunlop
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 0
Douglas L. Foshee
(see above)
Robert W. Goldman
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Financial Consultant
Citizenship: USA
Amount Beneficially Owned: 0

Anthony W. Hall, Jr.
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chief Administrative Officer, City of Houston, Texas
Citizenship: USA
Amount Beneficially Owned: 0
Thomas R. Hix
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 0
William H. Joyce
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board and Chief Executive Officer, Nalco Company
Citizenship: USA
Amount Beneficially Owned: 0
Robert L. Kuehn, Jr.
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board, El Paso Corporation
Citizenship: USA
Amount Beneficially Owned: 60,000 common units (less than 1%)+
Ferrell P. McClean
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 0
Steven J. Shapiro
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 0
J. Michael Talbert
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board, Transocean Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Robert F. Vagt
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Davidson College
Citizenship: USA
Amount Beneficially Owned: 0
John L. Whitmire
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board, CONSOL Energy, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Joe B. Wyatt
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chancellor Emeritus, Vanderbilt University
Citizenship: USA
Amount Beneficially Owned: 0
Directors and Executive Officers of El Paso Pipeline Holding Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation, the owner of 99% of the outstanding member interests in El Paso Pipeline Holding Company, L.L.C.
Members of El Paso Pipeline Holding Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation and El Paso Pipeline Corporation, the members of El Paso Pipeline Holding Company, L.L.C.
Executive Officers and Directors of El Paso Pipeline GP Company, L.L.C.
Ronald L. Kuehn, Jr.
(see above)
James C. Yardley
(see above)
Robert W. Baker
(see above)
John R. Sult
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President, Chief Financial Officer and Controller
Citizenship: USA
Amount Beneficially Owned: 10,000 common units (less than 1%)+
James J. Cleary
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 2,000 common units (less than 1%)+
Daniel B. Martin
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Norman G. Holmes
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chancellor Emeritus, Vanderbilt University
Citizenship: USA
Amount Beneficially Owned: 0

Douglas L. Foshee
(see above)
D. Mark Leland
(see above)
Arthur C. Reichstetter
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Managing Private Investments
Citizenship: USA
Amount Beneficially Owned: 100,000 common units (less than 1%)+
Members of El Paso Pipeline GP Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline GP Company, L.L.C.
(see above)
Executive Officers and Directors of El Paso Pipeline LP Holdings, L.L.C.
Marguerite Woung-Chapman
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 0
Robert W. Baker
(see above)
Francis C. Olmstead III
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Vice President, Chief Financial Officer, Controller and Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Faye L. Stallings
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Vice President and General Auditor
Citizenship: USA
Amount Beneficially Owned: 0
Margaret E. Roark
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Corporate Secretary
Citizenship: USA
Amount Beneficially Owned: 0
Members of El Paso Pipeline LP Holdings, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation, the sole member of El Paso Pipeline LP Holdings, L.L.C.

+	Listed Person acquired common units pursuant to Issuer’s directed unit program

EXHIBIT INDEX

Exhibit A	First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 and incorporated herein in its entirety by reference).

Exhibit B	Amended and Restated Limited Liability Company Agreement of El Paso Pipeline GP Company, L.L.C. (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement, dated November 21, 2007, among El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., El Paso Pipeline LP Holdings, L.L.C., WIC Holdings Company, L.L.C., El Paso Wyoming Gas Supply Company, L.L.C., EPPP SNG GP Holdings, L.L.C., EPPP CIG GP Holdings, L.L.C., El Paso Pipeline Holding Company, L.L.C., El Paso Pipeline Partners Operating Company, L.L.C. and El Paso Corporation (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-33825) filed with the Commission on November 28, 2007 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (filed herewith).